Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Twelve Months Ended December 31,			Six Months Ended December 31,		Twelve Months Ended June 30,		Six Months Ended June 30, 1999
	2003	2002	2001	2001	2000	2001	2000
			(Unaudited)		(Unaudited)
Earnings:
Income from continuing operations before income taxes	(33,507)	(40,423)	183,370	(19,620)	37,345	240,335	106,547	40,160
Fixed charges, as shown below	41,084	50,358	47,952	18,787	33,179	62,343	61,670	33,791
Equity in income of investees	8,851	9,818	(11,249)	(796)	(8,984)	(19,437)	(1,969)	—

Adjusted Earnings (Loss)	16,428	19,753	220,073	(1,629)	61,540	283,241	166,248	73,951

Fixed charges:
Interest on indebtedness, expensed or capitalized	34,451	46,213	43,356	16,564	30,806	57,598	55,289	30,504
Interest within rent expense	6,633	4,145	4,596	2,223	2,373	4,745	6,381	3,288

Total Fixed Charges	41,084	50,358	47,952	18,787	33,179	62,343	61,670	33,792

Ratio of Earnings to Fixed Charges	(1)	(2)	4.59	(3)	1.85	4.54	2.70	2.19

(1)	The deficiency of earnings to cover fixed charges was $24,656 for the twelve month period ended December 31, 2003.
(2)	The deficiency of earnings to cover fixed charges was $30,605 for the twelve month period ended December 31, 2002.
(3)	The deficiency of earnings to cover fixed charges was $20,416 for the six month period ended December 31, 2001.